SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2014

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Start-up of Platform P-62 in Roncador field

Rio de Janeiro, May 12, 2014 – Petróleo Brasileiro S.A. – Petrobras announces that production platform P-62, one of the strategic projects of its 2014-2018 Business and Management Plan, started-up on this Monday (05/12/14), in Roncador field, Campos Basin.

P-62, installed at a water depth of 1,600 meters, is an integral part of the Module 4 project of Roncador field. Twenty-two wells, 14 of them oil and gas production and eight water injection will be interconnected to the platform.

The FPSO (floating production, storage and offloading) unit has the capacity to process up to 180 thousand barrels of oil and 6 million cubic meters of natural gas per day.

The platform will export oil via shuttle tankers and natural gas will be transferred via a gas pipeline connecting the platform to the gas distribution network of Campos Basin.

The construction work created 5 thousand direct jobs, 15 thousand indirect ones, and reached a local content rate of 63%.

Construction of the platform’s oil processing and gas compression modules took place in Rio de Janeiro. These modules were transported to the shipyard Estaleiro Atlântico Sul (EAS), in Ipojuca - PE, where the electrical panels and main power generation modules were built, as well as where all the modules were integrated to the platform’s hull.

The new unit will operate in conjunction with production platforms P-52, P-54 and P-55, already installed in Roncador field.

Technical Specifications of P-62:

Oil processing capacity: 180 thousand barrels/day;

Gas treatment and compression capacity: 6 million m3/day;

Local content: 63%;

Injection water treatment capacity: 42 thousand m³/day;

Electric generation capacity: 100 MW;

Water depth: 1,600 m;

Platform total weight: 60,500 tons.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2014
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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